

Nikolay Shkolnik

Co-Founder and CTO of LiquidPiston, Inc.

Hartford, Connecticut Area

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LiquidPiston, Inc.

The University of Connecticut

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402 connections

Venture Capital backed internal combustion engine startup , LiquidPiston, Inc. is an MIT incubated R&D company poised to transform ten years of breakthrough thermodynamics research into the world's most efficient rotary engine. With a fundamental design that scales from lawnmowers, to loco...

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Experience



Principal
LiquidPiston, Inc.
Jun 2004 – Present • 14 yrs 2 mos
Bloomfield, CT 06002

Co-Founder and CTO of LiquidPiston, Inc. Venture Capital backed internal combustion engine startup , LiquidPiston, Inc. is an MIT incubated R&D company poised to transform ten years of breakthrough thermodynamics research into the world's most efficient rotary engine. With a fundamental design that scales from lawnmowers, to locomotives, LiquidPiston has the potential to add fifty years to the life of the internal combustion engine industry in a resource-constrained world. Additional information is available at www.liquidpiston.com.



Program Manager
Gen3 Partners
Apr 2001 – Oct 2006 • 5 yrs 7 mos

Program Manager, G3: Innovation Discipline (G3: ID) – managed projects that include everything from technical benchmarking and technology landscape analysis, to concept generation, to verification projects where prototypes are created per substantiated concepts developed in a course of projects.

As PM, lead the company's analysis and market research teams located in Russia and Israel, as well as communicated with subject matter experts worldwide, ensured that all deliverables meet the client's needs, as well as specific project goals and requirements and GEN3's quality standards – on time and on budget delivery.



Project Manager
Invention Machine
1996 – 2001 • 5 yrs

Education

The University of Connecticut
Ph.D., Physics, General Relativity
1977 – 1983

Kiev Politech Institute
Bachelor of Science (BSc), Thermodynamics
1971 – 1975

Skills & Endorsements

Analysis · 17
Andrew Jones and 16 connections have given endorsements for this skill

Product Development · 17
Endorsed by **3 of Nikolay's colleagues at Gen3 Partners**

Research · 16
Endorsed by **6 of Nikolay's colleagues at Gen3 Partners**

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Recommendations

Received (0) **Given (1)**



Larisa Dmitrienko
Competitive Intelligence
Lead at Wright Brothers
Institute
July 1, 2008, Larisa worked with
Nikolay in the same group

Larisa is smart, reliable and highly professional. Probably, one of the best project managers I have ever dealt with. Very highly recommended.